

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2012

<u>Via Secure Email</u>
Mr. Donald G. Basile
Chief Executive Officer
Violin Memory, Inc.
685 Clyde Ave.
Mountain View, CA 94043

       Re: **Violin Memory, Inc.**
               Confidential Draft Registration Statement on Form S-1
               Submitted September 18, 2012
               CIK No. 1407190

Dear Mr. Basile:

On October 17, 2012, your counsel contacted the staff to inform us that Bloomberg issued a news article reporting that you have filed a registration statement with the Commission under the confidential submission process authorized by the JOBS Act. See Ari Levy, <u>Violin Memory Said to File IPO With $2 Billion Valuation</u>, Bloomberg, Oct. 17, 2012 (available at http://www.bloomberg.com/news/2012-10-17/violin-memory-said-to-file-ipo-with-2-billion-valuation.html). We note the article describes the IPO will result in a $2 billion valuation and is led by JPMorgan Chase & Co., Deutsche Bank, and Bank of America. The sources for this information are cited as "two people familiar with the matter," who declined to be named because the prospectus has yet to be publicly disclosed.

As this report has occurred prior to the public filing of your registration statement, please provide us with your analysis as to whether you believe this report and subsequent reports citing the Bloomberg article comport with the requirements of the Securities Act of 1933. As part of your analysis, please explain what measures you and your representatives have taken to ensure that there are no other press reports regarding your confidential submission now and in the future.

If you intend to continue to submit confidential amended draft registration statements for your proposed offering, please respond to our letter by submitting a correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm. See Adoption of Updated EDGAR Filer Manual, 74 Fed. Reg. 62431 (Oct. 15, 2012) (amending 17 C.F.R. § 232.301).

       If you intend to submit your response in a correspondence in connection with your confidential draft registration statement on EDGAR, please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so that we do not repeat or refer to that information in our comment letters to you.

       You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 if you have questions regarding the matters discussed above.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Heidi Mayon, Esq.
        Pillsbury Winthrop Shaw Pittman LLP